Exhibit 99.(a)(1)(F)
December 15, 2005

Re:   Offer to Purchase Stock

Dear Shareholder:

      After careful consideration, your Board has authorized the Company to purchase up to 125,000 shares of our common stock at a price of $36.00 per share. You may tender all or part of your shares for purchase by the Company. In particular, shareholders owning fewer than 100 shares may find the offer provides a good opportunity to sell their shares and avoid any "odd lot" charges that might be imposed by brokers should they wish to sell. In the event that the total number of shares tendered exceeds 125,000, purchases will first be made from shareholders who own fewer than 100 shares. All other shares will then be purchased on a pro rata basis. The Company has also reserved the right to purchase an additional 34,071 shares (2% of our shares outstanding) should conditions warrant.

      The Company is making this offer after careful consideration of our capital needs and the market for our stock. As discussed in the enclosed Offer to Purchase, the holding company now has more capital than is needed to satisfy applicable bank regulations. Our capital level is also higher than the Board believes can be used to best advantage in our normal banking operations even with the anticipated growth in our new markets. In addition, the Board believes that the OTC price quotations do not accurately reflect the true market value of our stock because of the limited number of trades in the over-the-counter market. Based on these considerations, the Board believes that shareholder interests would be better served by using some of our excess capital to repurchase our own shares.

      The offer and instructions on how to tender your shares are explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In particular, please review the information under the caption "Summary" which is located immediately following the table of contents in the Offer to Purchase. We have appointed our transfer agent, Registrar and Transfer Company, to act for us in processing the tender offer. YOU MAY CONTACT THEIR INVESTOR RELATIONS DEPARTMENT AT 1-800-368-5948 DURING THE HOURS OF 8:00 A.M. TO 7:00 P.M., NEW YORK TIME, FOR ASSISTANCE OR BY E-MAIL AT INFO@RTCO.COM.

      I encourage you to read these materials carefully before making any decision with respect to the offer. The offer is completely voluntary.
Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares. It is not necessary to return the Letter of Transmittal if you do not wish to sell any shares to the Company at this time.

      Please note that the offer is scheduled to expire at 5:00 p.m., New York time, on Tuesday, January 31, 2006, unless the Company decides to extend the offer.

                                                 Sincerely,

                                                 KIM A. GOWEY
                                                 Kim A. Gowey, D.D.S.
                                                 Chairman